File No. 1-8644




                      UNITED STATES

           SECURITIES AND EXCHANGE COMMISSION

                 Washington, D.C.  20549










                       FORM U-3A-2


     Statement by Holding Company Claiming Exemption
      Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935








                IPALCO ENTERPRISES, INC.

           One Monument Circle, P.O. Box 1595
            Indianapolis, Indiana  46206-1595





                    February 25, 1999

                                             File No. 1-8644
                        UNITED STATES

             SECURITIES AND EXCHANGE COMMISSION

                   Washington, D.C.  20549

                         Form U-3A-2


       Statement by Holding Company Claiming Exemption
        Under Rule U-3A-2 from the Provisions of the
         Public Utility Holding Company Act of 1935

            To Be Filed Annually Prior to March 1


                  IPALCO ENTERPRISES, INC.

hereby files with the Securities and Exchange Commission

(Commission), pursuant to Rule 2, its statement claiming

exemption as a holding company from the provisions of the

Public Utility Holding Company Act of 1935, and submits the

following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest:

          IPALCO Enterprises, Inc. (claimant) is an

     Indiana corporation and has its principal

     executive office at One Monument Circle,

     Indianapolis, Indiana 46204.

          Indianapolis Power & Light Company (IPL) is

     an Indiana corporation engaged in the business of

     generating, transmitting and selling electric

     energy in the City of Indianapolis, Marion County

     and in neighboring cities, towns and communities

     and adjacent rural areas, all within the State of

     Indiana, the most distant point being about forty

     miles from Indianapolis.  It also produces,

     distributes and sells steam within a limited area

     in such City.  In July, 1965, IPL formed Property

     and Land Company, Inc., an Indiana Corporation,

     for the purpose of engaging in the business of

     buying, owning, holding, improving, leasing,

     selling, and otherwise dealing in and with real

     estate, and for other general purposes.

          In 1996, IPL formed IPL Funding Corporation,

     an Indiana corporation, for purposes of engaging

     in a financing transaction, and Fort Ben Energy

     Management Corp., an Indiana corporation, for

     purposes of managing, operating and maintaining

     certain steam and chilled water production

     facilities and related equipment and distribution

     lines.

          Unless otherwise indicated, each of the following

     subsidiaries is an Indiana corporation conducting

     business within the State of Indiana.  In July, 1984,

     claimant organized Mid-America Capital Resources, Inc.

     (MACR), a wholly-owned subsidiary of claimant, under

     and through which claimant intends to conduct its non-

     regulated activities.  On November 17, 1989 a wholly

     owned subsidiary of MACR, called Mid-America Energy

     Resources, Inc. (MAER) was formed to own and operate a

     district cooling system to provide chilled water for

     the purpose of air conditioning buildings in downtown

     Indianapolis.  On July 25, 1991, MAER acquired

     Cleveland Thermal Energy Corporation (CTEC), an Ohio

     corporation, as a subsidiary.  CTEC owns and operates a

     steam heating system in Cleveland, Ohio.  On March 31,

     1992, Cleveland District Cooling Corporation (CDCC), an

     Ohio corporation, was formed to own and operate a

     district cooling system in downtown Cleveland.  As of

     March, 1997, CTEC and CDCC became wholly owned

     subsidiaries of MACR and not MAER.

          In 1992, MACR acquired a 30% ownership

     interest in Store Heat and Produce Energy, Inc.

     (SHAPE), and currently holds an 80% interest in

     SHAPE.  SHAPE's operations became inactive during

     1998.  Indianapolis Campus Energy, Inc. (ICE) was

     formed in 1993 to construct, own and operate a

     chilled water production facility to provide air

     conditioning for the Eli Lilly and Company

     Technology Center industrial campus.

          Property and Land Company, Inc., IPL Funding

     Corporation, Fort Ben Energy Management Corp., MACR,

     MAER, CTEC, CDCC, SHAPE and ICE are not "public utility

     companies" as defined in the Act.

          Future diversification opportunities for

     investment into other business are continually

     being reviewed, but no further acquisition has

     been made as of the date hereof.  In carrying out

     its diversification activities, claimant does not

     intend to take any action which will impair its

     primary commitment to provide adequate public

     utility service to customers of IPL.



     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines, and electric distribution facilities, including all such properties which are outside the State of Indiana and all transmission lines which deliver or receive electric energy at the borders of such State:

          At the date of the filing of this Statement

     the claimant had no properties of the nature above-

     described in the State of Indiana or elsewhere,

     being solely a holding company owning cash and all

     of the issued and outstanding shares of Common

     Stock of IPL and MACR.



          The properties of IPL, claimant's only public

     utility subsidiary, used for the generation,

     transmission and distribution of electric energy

     for sale are located wholly within the State of

     Indiana and consist of the following:

     Generating Plants:

          IPL owns and operates three primarily coal-fired generating plants that are used for electric generation. IPL operates one coal and gas-fired plant that is used for a combination of electric and steam generation. The generating plants have a total gross nameplate rating of 3,024 MW, a winter capability of 3,036 MW and a summer capability of 2,956 MW. All figures are net of station use.

     Total Electric Stations:

     H.T. Pritchard Plant, 25 miles southwest of Indianapolis, seven units in service with 367 MW nameplate rating
       (net winter capability 344 MW, summer 341 MW).

     E.W. Stout Plant, located in the southwest part of Marion
        County, Indiana, eleven units in service with 921 MW nameplate rating (net winter capability 1,000 MW, summer 924
        MW).

     Petersburg Plant, located in Pike County, Indiana, seven units in service with 1,716 MW nameplate rating (net winter capability 1,672 MW, summer 1,672 MW).

     The number of units indicated above include three gas turbine units at the Stout Plant added in 1973, one gas turbine added in 1994, one gas turbine added in 1995, one diesel unit each at Pritchard and Stout Plants and three diesel units at Petersburg Plant, all added in 1967. Each diesel unit has a nameplate rating of 3 MW.


     Combination Electric and Steam Station:

     C.C. Perry Section K Plant, in the City of
     Indianapolis, with 20 MW nameplate rating (net winter capability 20 MW, summer 19 MW) for electric and a gross capacity of 1,990 M/lbs. per hour for steam.

     Transmission and Distribution System Properties:

          IPL's transmission system located entirely within the State of Indiana includes 457 circuit miles of 345,000 volt lines, 359 circuit miles of 138,000 volt lines and 268 miles of 34,500 volt lines. Distribution facilities include 4,717 pole miles and 19,892 wire miles of overhead lines.
     Underground distribution and service facilities include 596 miles of conduit and 5,990 wire miles of conductor. Underground street lighting facilities include 108 miles of conduit and 726 wire miles of conductor. The system also has 73 bulk power substations and 68 distribution substations.


          None of the transmission lines is positioned or located to deliver or receive electric energy at the borders of the State of Indiana.

     3.  The following information is for the calendar year
1998 with respect to IPL, claimant's only subsidiary public utility company:

          (a)  Number of KWH of electric energy sold
     (at retail or wholesale):  15,640,848,544 KWH.

          (b)  Number of KWH of electric energy
     distributed at retail outside the State of
     Indiana:  None.

          (c) Number of KWH of electric energy sold at wholesale outside the State of Indiana or at the State line: None.

          (d)  Number of KWH of electric energy
     purchased outside the State of Indiana or at the State line: None.


     4. Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          Not Applicable.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          Not Applicable.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          Not Applicable.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          Not Applicable.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          Not Applicable.

     Annexed hereto as Exhibit A is a consolidating

statement of income and surplus of the claimant and its

subsidiary companies for the last calendar year (1998),

together with a consolidating balance sheet of the claimant

and its subsidiary companies as of the close of such

calendar year.

     Attached hereto as Exhibit B is the Financial Data

Schedule.

     Exhibit C is not applicable to this filing.  (See

Paragraph 4 above.)

     The above-named claimant has caused this statement to

be duly executed on its behalf by its authorized officers on this 25th day of February, 1999.


                              IPALCO Enterprises, Inc.
                                (Name of claimant)



                              By   /s/ John R. Brehm
                                   John R. Brehm
                                   Vice President and Treasurer


(CORPORATE SEAL)



Attest:



/s/ Bryan G. Tabler
Bryan G. Tabler, Secretary




Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

     Bryan G. Tabler, Vice President, Secretary and General Counsel One Monument Circle, Indianapolis, Indiana 46204




               IPALCO ENTERPRISES, INC. and SUBSIDIARIES EXHIBIT A
                          Consolidated Balance Sheets,
                                December 31, 1998

                             (Dollars in Thousands)



                                                                                        MACR
ASSETS                                                     CTEC      CDCC     MAER    (Parent)    ICE
UTILITY PLANT:
  Utility plant in service                                   $0       $0        $0        $0       $0
  Less accumulated depreciation                               0        0         0         0        0
------------------------------------------------------------------------------------------------------
    Utility plant in service - net                            0        0         0         0        0
  Construction work in progress                               0        0         0         0        0
  Property held for future use                                0        0         0         0        0
------------------------------------------------------------------------------------------------------
    Utility plant - net                                       0        0         0         0        0
------------------------------------------------------------------------------------------------------
OTHER ASSETS - NET                                        5,082    7,892    46,550    34,073   16,077
------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                                   1        0     1,645     1,583    1,217
  Financial investments                                       0        0         0         0        0
  Accounts receivable (less allowance
    for doubtful accounts - $1,212)                       2,077       77       849    31,106      409
  Fuel - at average cost                                    179        0         0         0        0
  Materials and supplies-at average cost                    260       46        85         0       44
  Prepayments and other current assets                     (277)     397        35       477      (96)
------------------------------------------------------------------------------------------------------
      Total current assets                                2,240      520     2,614    33,166    1,574
------------------------------------------------------------------------------------------------------
DEFERRED DEBITS:

  Regulatory assets                                           0        0         0         0        0
  Miscellaneous                                             209    2,103     2,383       375      191
------------------------------------------------------------------------------------------------------
      Total deferred debits                                 209    2,103     2,383       375      191
------------------------------------------------------------------------------------------------------
      TOTAL                                              $7,531  $10,515   $51,547   $67,614  $17,842
======================================================================================================

                                                                                             EXHIBIT A
(CONTINUATION OF PREVIOUS TABLE)

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                          Consolidated Balance Sheets,
                                December 31, 1998

                             (Dollars in Thousands)




                                                                              Total
                                                            SHAPE     AES      MACR
ASSETS
UTILITY PLANT:
  Utility plant in service                                   $0       $0        $0
  Less accumulated depreciation                               0        0         0
-----------------------------------------------------------------------------------
    Utility plant in service - net                            0        0         0
  Construction work in progress                               0        0         0
  Property held for future use                                0        0         0
-----------------------------------------------------------------------------------
    Utility plant - net                                       0        0         0
-----------------------------------------------------------------------------------
OTHER ASSETS - net                                            0        0   109,674
-----------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                                   0        0     4,446
  Financial investments                                       0        0         0
  Accounts receivable (less allowance
    for doubtful accounts - $1,212)                         770        0    35,288
  Fuel - at average cost                                      0        0       179
  Materials and supplies-at average cost                     26        0       461
  Prepayments and other current assets                     (341)       0       195
-----------------------------------------------------------------------------------
      Total current assets                                  455        0    40,569
-----------------------------------------------------------------------------------
DEFERRED DEBITS:

  Regulatory assets                                           0        0         0
  Miscellaneous                                             333        0     5,594
-----------------------------------------------------------------------------------
      Total deferred debits                                 333        0     5,594
-----------------------------------------------------------------------------------
      TOTAL                                                $788       $0  $155,837
===================================================================================


                                                                                             EXHIBIT A
(CONTINUATION OF PREVIOUS TABLE)

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                          Consolidated Balance Sheets,
                                December 31, 1998

                             (Dollars in Thousands)


                                                   MACR
                                              Consolidating                                    Consolidating
                                                 Entries     Consolidated                          Entries
                                             Debit    Credit    MACR       IPL    Enterprise   Debit    Credit     Consolidation
ASSETS
UTILITY PLANT:
  Utility plant in service                      $0       $0        $0 $2,859,899       $0        $0        $0         $2,859,899
  Less accumulated depreciation                  0        0         0  1,202,356        0         0         0          1,202,356
--------------------------------------------------------------------------------------------------------------------------------
    Utility plant in service - net               0        0         0  1,657,543        0         0         0          1,657,543
  Construction work in progress                  0        0         0     80,198        0         0         0             80,198
  Property held for future use                   0        0         0     10,719        0         0         0             10,719
--------------------------------------------------------------------------------------------------------------------------------
    Utility plant - net                          0        0         0  1,748,460        0         0         0          1,748,460
--------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS - net                                   33,547    76,127      5,790  772,826         0   770,675 (A)         84,068
--------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                      0        0     4,446      4,250      379         0         0              9,075
  Financial investments                          0        0         0          0        0         0         0                  0
  Accounts receivable (less allowance
    for doubtful accounts - $1,212)              0   31,105     4,183     36,692   12,478         0    13,651 (B)         39,702
  Fuel - at average cost                         0        0       179     38,968        0         0         0             39,147
  Materials and supplies-at average cost         0        0       461     48,163        0         0         0             48,624
  Prepayments and other current assets           0        0       195     11,277    2,853         0         0             14,325
--------------------------------------------------------------------------------------------------------------------------------
      Total current assets                       0   31,105     9,464    139,350   15,710         0    13,651            150,873
--------------------------------------------------------------------------------------------------------------------------------
DEFERRED DEBITS:

  Regulatory assets                              0        0         0    116,801        0                                116,801
  Miscellaneous                                  0        0     5,594     12,665      484         0         0             18,743
--------------------------------------------------------------------------------------------------------------------------------
      Total deferred debits                      0        0     5,594    129,466      484         0         0            135,544
--------------------------------------------------------------------------------------------------------------------------------
      TOTAL                                     $0  $64,652   $91,185 $2,023,066 $789,020        $0  $784,326         $2,118,945
================================================================================================================================


                                                                                             EXHIBIT A
                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                          Consolidated Balance Sheets,
                               December 31, 1998

                             (Dollars in Thousands)



                                                                                     MACR
                                                        CTEC      CDCC     MAER    (Parent)    ICE
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:


  Common shareholders' equity:
    Common stock                                         $6,999  $25,000        $1   $13,702       $1
    Unearned Compensation - Restricted Stock
    Premium and net gain on preferred
      stock                                                   0        0         0         0        0
    Advances - Associated Companies                      12,050   12,660         0         0      189
    Retained earnings                                   (10,668) (21,542)  (20,595)   48,679      539
    Treasury stock, at cost                                   0        0         0         0        0
------------------------------------------------------------------------------------------------------
        Total common shareholders' equity                 8,381   16,118   (20,594)   62,381      729

    Cumulative preferred stock                                0        0         0         0        0
    Long-term debt                                            0        0    67,081         0   16,000
------------------------------------------------------------------------------------------------------
        Total capitalization                              8,381   16,118    46,487    62,381   16,729
------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes payable-banks and commercial paper                    0        0         0     6,000        0
  Current maturities and sinking fund
      requirements                                            0        0     1,125         0        0
  Accounts payable and accrued expenses                   1,664      206       504     1,762      168
  Dividends payable                                           0        0         0         0        0
  Taxes accrued                                             648        0       986       191      365
  Interest accrued                                            0        0       418         2      405
  Other current liabilities                                   0        0         0         0        0
------------------------------------------------------------------------------------------------------
        Total current liabilities                         2,312      206     3,033     7,955      938
------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER
  LONG-TERM LIABILITIES:
  Accumulated deferred income taxes-net                  (3,162)  (5,809)    2,027    (2,722)     175
  Unamortized investment tax credit                           0        0         0         0        0
  Accrued postretirement benefits                             0        0         0         0        0
  Accrued pension benefits                                    0        0         0         0        0
  Miscellaneous                                               0        0         0         0        0
------------------------------------------------------------------------------------------------------
        Total deferred credits and other
        long-term liabilities                            (3,162)  (5,809)    2,027    (2,722)     175
------------------------------------------------------------------------------------------------------
      TOTAL                                              $7,531  $10,515   $51,547   $67,614  $17,842
======================================================================================================


                                                                                             EXHIBIT A
(CONTINUATION OF PREVIOUS TABLE)

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                          Consolidated Balance Sheets,
                                December 31, 1998

                             (Dollars in Thousands)


                                                                            Total
                                                          SHAPE    AES       MACR
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholders' equity:
    Common stock                                         $1,545       $0   $47,248
    Unearned Compensation - Restricted Stock
    Premium and net gain on preferred
      stock                                                   0        0         0
    Advances - Associated Companies                       6,206        0    31,105
    Retained earnings                                    (7,206)       0   (10,793)
    Treasury stock, at cost                                   0        0         0
-----------------------------------------------------------------------------------
        Total common shareholders' equity                   545        0    67,560

    Cumulative preferred stock                                0        0         0
    Long-term debt                                            0        0    83,081
-----------------------------------------------------------------------------------
        Total capitalization                                545        0   150,641
-----------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes payable-banks and commercial paper                    0        0     6,000
  Current maturities and sinking fund
      requirements                                          300        0     1,425
  Accounts payable and accrued expenses                      34        0     4,338
  Dividends payable                                           0        0         0
  Taxes accrued                                               7        0     2,197
  Interest accrued                                           34        0       859
  Other current liabilities                                   0        0         0
-----------------------------------------------------------------------------------
        Total current liabilities                           375        0    14,819
-----------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER
  LONG-TERM LIABILITIES:
  Accumulated deferred income taxes                        (132)       0    (9,623)
  Unamortized investment tax credit                           0        0         0
  Accrued postretirement benefits                             0        0         0
  Accrued pension benefits                                    0        0         0
  Miscellaneous                                               0        0         0
-----------------------------------------------------------------------------------
        Total deferred credits and other
        long-term liabilities                              (132)       0    (9,623)
-----------------------------------------------------------------------------------
      TOTAL                                                $788       $0  $155,837
===================================================================================




                                                                                             EXHIBIT A
(CONTINUATION OF PREVIOUS TABLE)

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                          Consolidated Balance Sheets,
                                December 31, 1998

                             (Dollars in Thousands)

                                                       MACR
                                                  Consolidating
                                                     Entries     Consolidated                     Consolidating Entries
                                                  Debit    Credit    MACR       IPL    Enterprises Debit      Credit  Consolidation
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholders' equity:
    Common stock                                 $33,547       $0   $13,701   $324,537 $434,681  $338,238 (A)        $0   $434,681
    Unearned Compensation - Restricted Stock          $0       $0        $0         $0  ($5,384)       $0                  ($5,384)
    Premium and net gain on preferred
      stock                                            0        0         0      2,642        0     1,993 (A)         0        649
    Advances - Associated Companies               31,105        0         0                                                      0
    Retained earnings                                  0        0   (10,793)   440,747  613,431   430,444 (A)         0    612,941
    Treasury stock, at cost                            0        0         0          0 (468,696)        0             0   (468,696)
----------------------------------------------------------------------------------------------------------------------------------
        Total common shareholders' equity         64,652        0     2,908    767,926  574,032   770,675             0    574,191

    Cumulative preferred stock                         0        0         0     59,135        0         0             0     59,135
    Long-term debt                                     0        0    83,081    627,893  197,000         0             0    907,974
----------------------------------------------------------------------------------------------------------------------------------
        Total capitalization                      64,652        0    85,989  1,454,954  771,032   770,675             0  1,541,300
----------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes payable-banks and commercial paper             0        0     6,000     19,200        0         0             0     25,200
  Current maturities and sinking fund
      requirements                                     0        0     1,425          0        0         0             0      1,425
  Accounts payable and accrued expenses                0        0     4,338     64,461    4,339     1,303 (B)         0     71,835
  Dividends payable                                    0        0         0     13,158   12,582    12,348 (B)         0     13,392
  Taxes accrued                                        0        0     2,197     18,283      243         0             0     20,723
  Interest accrued                                     0        0       859     13,326      191         0             0     14,376
  Other current liabilities                            0        0         0     13,731        0         0             0     13,731
----------------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                      0        0    14,819    142,159   17,355    13,651             0    160,682
----------------------------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER
  LONG-TERM LIABILITIES:
  Accumulated deferred income taxes                    0        0    (9,623)   328,417     (467)        0             0    318,327
  Unamortized investment tax credit                    0        0         0     41,993        0         0             0     41,993
  Accrued postretirement benefits                      0        0         0     10,768        0                             10,768
  Accrued pension benefits                             0        0         0     39,953        0                             39,953
  Miscellaneous                                        0        0         0      4,822    1,100         0             0      5,922
----------------------------------------------------------------------------------------------------------------------------------
        Total deferred credits and other
        long-term liabilities                          0        0    (9,623)   425,953      633         0             0    416,963
----------------------------------------------------------------------------------------------------------------------------------
      TOTAL                                      $64,652       $0   $91,185 $2,023,066 $789,020  $784,326            $0 $2,118,945
==================================================================================================================================



                                                                                             EXHIBIT A

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                  Statements of
                               Consolidated Income
                               For the Year Ended
                                December 31, 1998

                             (Dollars In Thousands)



                                                                                        MACR
                                                           CTEC      CDCC     MAER    (Parent)    ICE
UTILITY OPERATING REVENUES:
  Electric                                                   $0       $0        $0        $0       $0
  Steam                                                       0        0         0         0        0
------------------------------------------------------------------------------------------------------
        Total operating revenues                              0        0         0         0        0
------------------------------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                                      0        0         0         0        0
    Other                                                     0        0         0         0        0
  Power purchased                                             0        0         0         0        0
  Purchased steam                                             0        0         0         0        0
  Maintenance                                                 0        0         0         0        0
  Depreciation and amortization                               0        0         0         0        0
  Taxes other than income taxes                               0        0         0         0        0
  Income taxes - net                                          0        0         0         0        0
------------------------------------------------------------------------------------------------------
        Total operating expenses                              0        0         0         0        0
------------------------------------------------------------------------------------------------------
OPERATING INCOME                                              0        0         0         0        0
------------------------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
  Allowance for equity funds used
    during construction
  Other - net                                            (2,614)     346     5,811    (2,687)   1,926
  Provision for impairment of nonutility property             0        0         0         0        0
  Income taxes - net                                        886     (121)     (342)    1,231     (356)
------------------------------------------------------------------------------------------------------
        Total other income and deductions-net            (1,728)     225     5,469    (1,456)   1,570
------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES                 (1,728)     225     5,469    (1,456)   1,570
------------------------------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                                  0        0     5,027         0    1,214
  Allowance for borrowed funds
    used during construction                                  0        0         0         0        0
  Other interest                                              0        0         0       396        0
  Amortization of redemption premiums
    and expenses on debt - net                                0        0        84         0       20
  Preferred dividend
   requirements of subsidiary                                 0        0         0         0        0
------------------------------------------------------------------------------------------------------
        Total interest and other charges - net                0        0     5,111       396    1,234
------------------------------------------------------------------------------------------------------
      INCOME BEFORE CUMULATIVE EFFECT                   ($1,728)    $225      $358   ($1,852)    $336
------------------------------------------------------------------------------------------------------
      CUMULATIVE EFFECT OF ACCOUNTING CHANGE                  0        0         0         0        0
------------------------------------------------------------------------------------------------------
      NET INCOME                                        ($1,728)    $225      $358   ($1,852)    $336
======================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

EARNINGS PER SHARE OF COMMON STOCK


                                                                                             EXHIBIT A
(CONTINUATION OF PREVIOUS TABLE)

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                  Statements of
                               Consolidated Income
                               For the Year Ended
                                December 31, 1998

                             (Dollars In Thousands)



                                                                            Consolidated
                                                           SHAPE      AES      MACR
UTILITY OPERATING REVENUES:
  Electric                                                   $0       $0        $0
  Steam                                                       0        0         0
-----------------------------------------------------------------------------------
        Total operating revenues                              0        0         0
-----------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                                      0        0         0
    Other                                                     0        0         0
  Power purchased                                             0        0         0
  Purchased steam                                             0        0         0
  Maintenance                                                 0        0         0
  Depreciation and amortization                               0        0         0
  Taxes other than income taxes                               0        0         0
  Income taxes - net                                          0        0         0
-----------------------------------------------------------------------------------
        Total operating expenses                              0        0         0
-----------------------------------------------------------------------------------
OPERATING INCOME                                              0        0         0
-----------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
  Allowance for equity funds used
    during construction
  Other - net                                              (284)       0     2,498
  Provision for impairment of nonutility property             0        0         0
  Income taxes - net                                         78        0     1,376
-----------------------------------------------------------------------------------
        Total other income and deductions-net              (206)       0     3,874
-----------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES                   (206)       0     3,874
-----------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                                 23        0     6,264
  Allowance for borrowed funds
    used during construction                                  0        0         0
  Other interest                                              0        0       396
  Amortization of redemption premiums
    and expenses on debt - net                                0        0       104
  Preferred dividend
   requirements of subsidiary                                 0        0         0
-----------------------------------------------------------------------------------
        Total interest and other charges - net               23        0     6,764
-----------------------------------------------------------------------------------
      INCOME BEFORE CUMULATIVE EFFECT                     ($229)      $0   ($2,890)
-----------------------------------------------------------------------------------
      CUMULATIVE EFFECT OF ACCOUNTING CHANGE                  0        0         0
-----------------------------------------------------------------------------------
      NET INCOME                                          ($229)      $0   ($2,890)
===================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

EARNINGS PER SHARE OF COMMON STOCK



                                                                                             EXHIBIT A

(CONTINUATION OF PREVIOUS TABLE)

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                  Statements of
                               Consolidated Income
                               For the Year Ended
                                December 31, 1998

                             (Dollars In Thousands)



                                                                              Consolidating
                                                                                 Entries
                                                         IPL    Enterprises  Debit   Credit  Consolidation
UTILITY OPERATING REVENUES:
  Electric                                             $785,835       $0        $0        $0 $785,835
  Steam                                                  35,421        0         0         0   35,421
------------------------------------------------------------------------------------------------------
        Total operating revenues                        821,256        0         0         0  821,256
------------------------------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                                181,036        0         0         0  181,036
    Other                                               155,610        0         0         0  155,610
  Power purchased                                         7,170        0         0         0    7,170
  Purchased steam                                         5,968        0         0         0    5,968
  Maintenance                                            73,501        0         0         0   73,501
  Depreciation and amortization                         103,223        0         0         0  103,223
  Taxes other than income taxes                          35,047        0         0         0   35,047
  Income taxes - net                                     80,190        0         0         0   80,190
------------------------------------------------------------------------------------------------------
        Total operating expenses                        641,745        0         0         0  641,745
------------------------------------------------------------------------------------------------------
OPERATING INCOME                                        179,511        0         0         0  179,511
------------------------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
  Allowance for equity funds used
    during construction                                   1,389        0         0         0    1,389
  Other - net                                              (158)  (5,335)        0         0   (2,995)
  Gain on termination of agreement                       12,500                                12,500
  Provision for impairment of nonutility property             0        0         0         0        0
  Income taxes - net                                     (4,196)   8,051         0         0    5,231
------------------------------------------------------------------------------------------------------
        Total other income and deductions-net             9,535    2,716         0         0   16,125
------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES                189,046    2,716         0         0  195,636
------------------------------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                             38,395   15,830         0         0   60,489
  Allowance for borrowed funds
    used during construction                               (911)       0         0         0     (911)
  Other interest                                            675        0         0         0    1,071
  Amortization of redemption premiums
    and expenses on debt - net                            1,740      218         0         0    2,062
  Preferred dividend
   requirements of subsidiary                             3,119     (313)        0         0    2,806
------------------------------------------------------------------------------------------------------
        Total interest and other charges - net           43,018   15,735         0         0   65,517
------------------------------------------------------------------------------------------------------
      INCOME BEFORE CUMULATIVE EFFECT                  $146,028 ($13,019)       $0        $0 $130,119
------------------------------------------------------------------------------------------------------
      CUMULATIVE EFFECT OF ACCOUNTING CHANGE                  0        0         0         0        0
------------------------------------------------------------------------------------------------------
      NET INCOME                                       $146,028 ($13,019)       $0        $0 $130,119
======================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                                     44,990
                                                                                             =========
EARNINGS PER SHARE OF COMMON STOCK                                                              $2.89
                                                                                             =========

                                                                                             EXHIBIT A

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                           Statements of Consolidated
                                Retained Earnings
                               For the Year Ended
                                December 31, 1998

                             (Dollars in Thousands)




                                                                                       MACR
                                                        CTEC      CDCC      MAER     (Parent)    ICE


RETAINED EARNINGS AT BEGINNING OF YEAR                 ($8,940) ($21,767) ($20,953)  $50,531     $203

NET INCOME                                              (1,728)      225       358    (1,852)     336
------------------------------------------------------------------------------------------------------
      Total                                            (10,668)  (21,542)  (20,595)   48,679      539
------------------------------------------------------------------------------------------------------

DEDUCT:
  Cash dividends declared:
    Cumulative preferred stock - at
      prescribed rate of each series                         0         0         0         0        0
    Common stock                                             0         0         0         0        0
------------------------------------------------------------------------------------------------------
      Total                                                  0         0         0         0        0
------------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR                      ($10,668) ($21,542) ($20,595)  $48,679     $539
======================================================================================================

                                                                                             EXHIBIT A

(CONTINUATION OF PREVIOUS TABLE)

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                           Statements of Consolidated
                                Retained Earnings
                               For the Year Ended
                                December 31, 1998





                                                                           Total
                                                        SHAPE       AES     MACR
RETAINED EARNINGS AT BEGINNING OF YEAR                 ($6,977)       $0  ($7,903)

NET INCOME                                                (229)        0   (2,890)
-----------------------------------------------------------------------------------
      Total                                             (7,206)        0  (10,793)
-----------------------------------------------------------------------------------

DEDUCT:
  Cash dividends declared:
    Cumulative preferred stock - at
      prescribed rate of each series                         0         0        0
    Common stock                                             0         0        0
-----------------------------------------------------------------------------------
      Total                                                  0         0        0
-----------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR                       ($7,206)       $0 ($10,793)
===================================================================================

                                                                                             EXHIBIT A

(CONTINUATION OF PREVIOUS TABLE)

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                           Statements of Consolidated
                                Retained Earnings
                               For the Year Ended
                                December 31, 1998



                                               MACR
                                           Consolidating
                                              Entries     Consolidated     Consolidated    Consolidating Entries
                                          Debit    Credit    MACR    IPL   Enterprises   Debit            Credit     Consolidation


RETAINED EARNINGS AT BEGINNING OF YEAR       $0       $0  ($7,903)  $508,626 $532,730  $500,723 (A)           $0         $532,730
                                                                0
NET INCOME                                    0        0   (2,890)   149,147  130,119   146,257 (A)                       130,119
----------------------------------------------------------------------------------------------------------------------------------
      Total                                   0        0  (10,793)   657,773  662,849   646,980                0          662,849
----------------------------------------------------------------------------------------------------------------------------------

DEDUCT:
  Cash dividends declared:
    Cumulative preferred stock - at
      prescribed rate of each series          0        0        0      3,119        0         0            3,119 (A)            0
    Common stock                              0        0        0    213,417   49,418         0          213,417 (A)       49,418
    Capital stock expense                                                490                                                  490
----------------------------------------------------------------------------------------------------------------------------------
      Total                                   0        0        0    217,026   49,418         0          216,536           49,908
----------------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR             $0       $0 ($10,793)  $440,747 $613,431  $646,980         $216,536         $612,941
==================================================================================================================================



                                                                                             EXHIBIT A

       IPALCO ENTERPRISES, INC. and SUBSIDIARIES


   Consolidating Entries for the Year Ended December 31, 1998

                                                                 Debit              Credit
                                                                ---------          ----------

(A) Common Stock - IPL                                          $324,537
     Common Stock - Mid-America                                   13,701
     Retained Earnings - Subsidiaries
       (Beginning Balance)*                                      500,723
     Net Income of Subsidiary Companies*                         146,257
     Net Gain on Preferred Stock - IPL                             1,993
         Preferred Dividends - IPL*                                                   $3,119
         Dividends Declared of Subsidiary Companies*                                 213,417
         Investment in Subsidiary Companies                                          770,675

To eliminate Enterprises investments in IPL and Mid-America.
*Net Credit to Retained Earnings on the balance                 $430,444
sheet is



(B)  Accounts Payable                                             $1,303
       Dividends Payable                                          12,348

         Accounts Receivable from Associated                                          13,651
Companies

To eliminate intercompany receivables and payables.